Exhibit J



INVEST IN MAINSTREET - NOT WALLSTREET
ASK US ABOUT INVESTING IN
DRINK WELL
DO GOOD
TROY NY
PINK BENCH
Distilling
BE AN INVESTOR
BUILD BUSINESS IN TROY
HARVEST FOR US
WORK IN THE WOODS
Shasta